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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 10-C

      Report by Issuer of Securities Quoted on The Nasdaq Stock Market Filed Pursuant to Section 13 or 15(d) of the Securities Exchange
              Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

                       Fort Wayne National Corporation
                (Exact name of issuer as specified in charter)

                    P.O. Box 110 Fort Wayne, IN 46801-0110
                   (Address of principal executive offices)

Issuer's telephone number, including area code:  (219) 426-0555

I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security: No par value common stock
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2. Number of shares outstanding before the change: 11,753,205
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3. Number of shares outstanding after the change:  17,629,807
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4. Effective date of change:  June 16, 1997
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5. Method of change:

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
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Issuance of shares in connection with 3-for-2 stock split.
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Give brief description of transaction: 3-for-2 stock split to be distributed
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July 15, 1997 to holders of record as of June 16, 1997.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change: n/a
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2. Name after change: n/a
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3. Effective date of charter amendment changing name: n/a
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4. Date of shareholder approval of change, if required: n/a
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Date: June 16, 1997        /s/ Karen M. Kasper
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                               Karen M. Kasper
                               Senior Vice President
                               and Chief Financial Officer